SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-55643

NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 11-K	☐	Form 20-F	☒	Form 10-Q
☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 10-Q	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Acro Biomedical Co., Ltd.

Address of principal executive office	12175 Visionary Way Suite 1160
City, state and zip code	Fishers, Indiana 46038

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2021 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant has no full-time employees and requires additional time to provide information necessary for the completion of the Form 10-K.The registrant undertakes the responsibility to file such report no later than 15 days after its original prescribed due date.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Pao-Chi Chu, Chief Executive Officer	+866	2-2790-6189
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The registrant’s annual report on Form 10-K for the year ended December 31, 2021 cannot be filed within the prescribed time period because the registrant requires additional time for completion of the audit of the financial statements for the year ended December 31, 2021. The registrant has no full-time employees and no accounting personnel.

Based on preliminary results, tor the year ended December 31, 2021, the registrant expects to report revenue of approximately $1.2 million from the sale of cordyceps products to three customers, from which it generated a gross profit of approximately $260,000 and a net loss of approximately $7.7 million, or $0.14 per share (basic and diluted). For the year ended December 31, 2020, the registrant generated revenue of approximately $688,000 from the sale of cordyceps products to the one customer, from which it generated a gross profit of approximately $290,000 and a net loss of approximately $117,000, or $0.00 per share (basic and diluted). The loss for 2021 resulted primarily from approximately $2.7 million of selling, general and administrative expenses and approximately $5.2 million of research and development services. Most of these expenses were stock-based compensation based on the value of equity compensation paid pursuant to agreements with consultants, which is being amortized over the two-year terms of the agreements.

The financial results presented above reflect preliminary estimates of the registrant’s results of operations as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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Acro Biomedical Co., Ltd.

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2022	By:	/s/ Pao-Chi Chu
Name: Pao-Chi Chu
Title: Chief Executive Officer

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